Exhibit 4.2

                                    ADDENDUM
       To the agreement between Gina Mouery and Raven Entertainment, Inc.
            (Formerly Raven Moon International) dated January 3, 2001




Paragraph 2 (i) shall be changed as follows :

Aminimum monthly advance of $2,000 plus Five Percent (5%) of any and all Gross Revenues specifically from "Gina D's Kids Club" or any of the Hacker-Rumsey projects as defined in the Agreement signed between Hacker-Rumsey and Raven Moon Entertainment, Inc. in January 2002, and received by Raven Moon Home Video Products, LLC or Raven Moon Entertainment, Inc. form any source/any media throughout the world from any and all program sales, merchandising sales, licensing fees and advances received by Raven Moon Home Video Products, LLC, Raven Moon Television Productions and Video Distribution, LLC and Raven Moon Entertainment, Inc. during the term of this Agreement or options to this Agreement. All Gross Revenue payments shall be made to Gina Mouery or her assigns no later than thirty (30) days after the Company receives them.


Paragraph 2 (ii) shall be changed as follows :

RMOO shall grant Gina Mouery 3,000,000 additional options to purchase up to 3,000,000 shares of RMOO common stock anytime during a five (5) year period. The options can be exercised beginning January 1, 2001 in addition to other options already received. Each option shall have an exercise price of $0.02 per share. In addition Gina Mouery shall be granted 6,500,000 free trading shares at $0.01 per share value in exchange for the right to simultaneously retire to the company's treasury 6,500,000 shares of common restricted stock fully paid for at $0.01 per share from certificate #9006 that she currently owns. These shares shall be free trading shares, which shall be delivered upon S-8 filings or piggyback and registered with RMOO's registered public offering (whichever comes first). These shares shall be for services rendered during the development stage of the programs called : "Gina D's Kids Club" and "Gina D and the Icely Bros" ( now known as "The Icely Bros." ). In addition RMOO shall have the right to use the registered name "Gina D" for a ten year period beginning on January 3, 2001.


Paragraph 2 (iv) shall be changed as follows :

Either a reimbursement or direct payment of up to $635. per month for a lease car and either reimbursement or direct payment for Car Insurance and Health Insurance coverage during the term of this Agreement.

DATE :_______________





ACCEPTED AND AGREED TO :





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Gina Mouery a.k.a. Gina D.






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Raven Moon Home Video Products, LLC






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Raven Moon Entertainment, Inc.


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